

September 18, 2012

<u>Via Facsimile</u>
Ms. Mary B. Mather
Chief Financial Officer
Infusion Brands International, Inc.
14375 Myerlake Circle
Clearwater, FL 33760

      RE: Infusion Brands International, Inc.
              Item 4.01 Form 8-K
              Filed September 7, 2012
              File No. 0-51599

Dear Ms. Mather:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jeffrey Gordon

                    Jeffrey Gordon
                    Staff Accountant